January 4, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (609) 951-0362

Martin Tuchman
Chairman and Chief Executive Officer
Interpool, Inc.
211 College Road East
Princeton, New Jersey 08540


Re: 	Interpool Inc.
	Amendment No. 1 to Registration Statement on Form S-1
Filed December 6, 2005
	File No. 333-127088


Dear Mr. Tuchman:

      We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 7
Our internal controls and procedures require further improvements, page 9

1. We note your statement that you expect to implement measures in "2005, 2006 and beyond" and that your internal controls "will be effective," but that you "cannot give any assurances that all material weaknesses and significant deficiencies have been entirely corrected . . . ."  Please note that to make a future
determination
that your internal controls are effective, you will be required to conclude that there are no material weaknesses in your internal controls over financial reporting. If appropriate, please revise your discussion of this risk to state that your measures implemented to date and those you expect to implement in the future have not been tested. Please review Question 5 of the Frequently Asked Questions on Management`s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports by the Office of the Chief Accountant Division of Corporation Finance found on our website at http://www.sec.gov/info/accountants/controlfaq1004.htm. Revise this risk factor to clarify your understanding.

Selling Securityholders, page 110

2. We note new disclosure preceding the selling securityholders table on page 110. Please be advised that you may substitute a new selling security holder for an original selling security holder through a prospectus supplement if:
* the change is not material;
* the number of shares or the dollar amount registered does not change; and
* the new selling security holder`s shares can be traced to those covered by the original registration statement.

You must use a post-effective amendment to add selling security holders to your registration statement if their ownership cannot be traced to the shares registered in the original registration statement. Please revise your disclosures here to reflect your understanding.

3. We note your disclosure in footnote 1 that the number of shares of
common stock for which a warrant is exercisable varies from
warrant
to warrant. This is confusing. Please revise to clarify what you mean. In addition, your current presentation of two selling securityholders` tables is confusing. Please revise the selling shareholder tables so that there is one table that discloses all of
the information required by Item 507 of Regulation S-K.    Please
also indicate by footnote or otherwise the number of each series of warrants held by each selling securityholder and the number of shares of common stock into which each series of warrants held by the securityholder is exercisable. Please also present totals in your revised selling securityholders` table.

4. We note that your table of the selling securityholders` ownership of common stock as of September 12, 2005 states that an aggregate of
8,833,333 shares are beneficially held prior to the offering and that the same amount was being offered pursuant to this prospectus, while an aggregate of 377,322 shares would be held by these securityholders following the offering, assuming the selling shareholders each dispose of all the shares of common stock covered by the prospectus.
Please explain to us what you mean by footnote 2 of the second table or revise to correct this calculation in your combined selling securityholders` table.

5. We note your response to comment 5 of our letter dated August
29,
2005.  Revise your prospectus to state that Goldman, Sachs & Co.
is
an underwriter or revise to provide the corresponding disclosures requested by prior comment 5.
Available Information, page 123

6. Please revise to provide the correct address for the public reference facilities at the SEC found in Form S-1, Item 12.

Part II
Undertakings

7. Please explain to us why you have included the undertaking provided pursuant to paragraph (a)(6) to Item 512 of Regulation S-K.
Please note that this undertaking applies to primary offerings, not resales. Alternatively, please delete this undertaking.

Exhibits
Exhibit 5.1, Opinion of Stroock & Stroock & Lavan LLP

8. Please note that we will review your opinion of counsel when it was filed. Please plan sufficient time prior to requesting acceleration of effectiveness to permit staff review and possible comment.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Jeffrey S. Lowenthal, Esq. (via facsimile 212/806-6006)
      Stroock & Stroock & Lavan LLP
      180 Maiden Lane
      New York, New York 10038
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Martin Tuchman
Interpool, Inc.
January 4, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE